NEWS RELEASE
December 6, 2018

TAHOE RESOURCES MAILS AND FILES MEETING MATERIALS IN CONNECTION WITH THE
PROPOSED PLAN OF ARRANGEMENT TO CREATE THE WORLD’S PREMIER SILVER MINING COMPANY

VANCOUVER, British Columbia – December 6, 2018 – Tahoe Resources Inc. (“Tahoe”) (TSX: THO; NYSE: TAHO) announced today that it has filed and mailed materials for the special meeting of Tahoe shareholders (the “Special Meeting”) to be held in connection with the proposed plan of arrangement with Pan American Silver Corp. (“Pan American”), as previously announced on November 14, 2018.

The Arrangement

At the Special Meeting, Tahoe shareholders will be asked to consider and vote upon a proposed plan of arrangement (the “Arrangement”). Upon completion of the Arrangement, Tahoe shareholders may elect to receive, in exchange for each Tahoe share held, either US$3.40 in cash or 0.2403 Pan American shares, subject in each case to proration based on a maximum cash consideration of US$275 million and a maximum of 56,074,675 Pan American shares to be issued. In addition, under the Arrangement, Tahoe shareholders will receive consideration in the form of contingent value rights, which will be exchanged for 0.0497 Pan American shares for each Tahoe share, payable upon first commercial shipment of concentrate following restart of operations at Tahoe’s Escobal mine.

Your vote is important regardless of the number of shares you own. As a shareholder, it is very important that you read the Information Circular and related materials with respect to the Special Meeting (the “Meeting Materials”) carefully and then vote your Tahoe shares. You are eligible to vote your Tahoe shares if you were a shareholder of record at the close of business on November 29, 2018. You may vote in person at the Special Meeting or by proxy. The Meeting Materials are available under Tahoe’s profile on SEDAR at www.sedar.com and on Tahoe’s website at http://www.tahoeresources.com/investors/pan-american-transaction.

The Tahoe Board of Directors UNANIMOUSLY recommends that
Shareholders vote IN FAVOUR of the Arrangement

Reasons and Benefits of the Arrangement:

In evaluating the Arrangement and unanimously reaching their conclusion and making their recommendations in support of the Arrangement, the Tahoe Board considered the benefits and advantages resulting from the Arrangement, including, among others:

  Significant Premium to Tahoe Shareholders
  Meaningful Participation in the World’s Largest Publicly-Traded Silver Company by Free Float
  Tahoe Shareholders Retain Exposure to the Restart of the Escobal Mine
  Participation in the Diversified Portfolio of the Combined Company
  Stronger Financial Position and Balance Sheet Strength
  Addresses Cash Flow and Financial Liquidity Risk and Other Considerations Resulting from the Extended Shutdown of the Escobal Mine
  Strong Proven Management Team

Tahoe Meeting:

The Special Meeting will be held on Tuesday, January 8, 2019 at 11:00am PT/2:00pm ET, at Royal Centre, 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia, where Tahoe shareholders will be asked to consider and vote on the Arrangement.

YOUR VOTE IS IMPORTANT - PLEASE VOTE TODAY

Shareholder Questions and Assistance

If you have any questions or require assistance voting your Tahoe shares, please contact our proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 toll-free in North America, or call collect outside North America at +1 416 304-0211, or by e-mail at assistance@laurelhill.com.

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About Tahoe Resources Inc.

Tahoe Resources is a mid-tier precious metals company with a diverse portfolio of mines and projects in Canada, Guatemala and Peru. Tahoe is led by experienced mining professionals dedicated to creating sustainable value for all of its stakeholders through responsible mining. The company is listed on the TSX (“THO”) and NYSE (“TAHO”) and is a member of the S&P/TSX Composite, the TSX Global Mining indices and the Russell 2000 on the NYSE.

For further information, please contact:

Alexandra Barrows, Vice President Investor Relations
Tahoe Resources
investors@tahoeresources.com
+1.775.448.5812

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act, Section 21E of the U.S. Exchange Act, or the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (forward-looking information and forward-looking statements being collectively herein after referred to as “forward-looking statements”). These forward-looking statements include but are not limited to statements and information concerning the potential benefits of the Arrangement and the principal steps to the Arrangement.

These forward-looking statements are based on the beliefs of Tahoe’s management, as well as on assumptions, which management believes to be reasonable based on information currently available at the time such statements were made. However, there can be no assurance that the forward-looking statements will prove to be accurate. Such assumptions and factors include, among other things, the satisfaction of the terms and conditions of the Arrangement, including the approval of the Arrangement and its fairness by the court, and the receipt of the required governmental and regulatory approvals and consents.

By their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Tahoe or Pan American to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by forward-looking statements, including, without limitation: the Arrangement Agreement may be terminated in certain circumstances; Tahoe will incur costs even if the Arrangement is not completed, and may also be required to pay a termination fee to Pan American; the termination fee may discourage other parties from attempting to acquire Tahoe; risks related to the business combination with Pan American, including risks related to assimilating operations and employees; risks related to the diversion of management time on the Arrangement; risks related to the completion of the Arrangement having a potential adverse effect on the market price of Pan American shares; the potential impact of the announcement or consummation of the Arrangement on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; general business, economic, competitive, political, regulatory and social uncertainties; the future price of gold, silver, copper, lead and zinc and market price volatility; changes in applicable laws and compliance with government regulation; risks related to the timing and possible outcome of pending or threatened litigation and the risk of unexpected litigation; risks related to political developments and policy shifts; and risks related to community and nongovernmental actions.

Some of the important risks and uncertainties that could affect forward-looking statements are described further in the information circular for the Special Meeting and under the heading “Risks Related to Tahoe’s Business” in Tahoe’s most recent Form 40-F and annual information form filed with the United States SEC and Canadian provincial securities regulatory authorities, respectively, and included in the management’s discussion and analysis for the nine months ended September 30, 2018. Although Tahoe has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this press release and other than as required by applicable securities laws, Tahoe assumes no obligation to update or revise them to reflect new events or circumstances, except to the extent required by applicable law.

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